EXHIBIT 99.1

Equinox Gold Responds to COVID-19 Pandemic

VANCOUVER, March 19, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is closely monitoring the COVID-19 pandemic and has taken precautionary measures at its mine sites and offices to help protect the safety of the Company's workforce and local communities. Equinox Gold has also taken steps to support business continuity and is implementing contingency plans so the Company can continue to operate as effectively as possible.

To date there are no confirmed or presumptive cases of the COVID-19 virus at any of the Company's operations or offices. Equinox Gold's producing mines continue to operate normally, with no significant impact to date beyond the implementation of additional education and safety measures.

Equinox Gold will continue to closely monitor the rapidly changing COVID-19 situation and will adjust its plans as necessary. The Company is following the COVID-19 safety guidelines outlined by the state and federal governments at each of its operations and will provide updates to the market as appropriate.

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two projects in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the growth potential of the Company. When used in this news release, words such as "will", "monitoring", "review", "contingency plans", "growth", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the Company's plans and protocols with regard to managing potential impacts related to the COVID-19 virus, the Company's strategy to help keep its workforce and local communities safe, the Company's business continuity protocols and the potential impact on operations related to COVID-19, and the Company's ability to successfully advance its development and expansion projects and achieve its growth objectives.

These forward-looking statements involve assumptions, numerous risks and uncertainties, certain of which are beyond the Company's control including risks associated with or related to the volatility of metal prices and the Company's shares; risks of the COVID-19 pandemic including government responses and increased regulations and restrictions regarding the flow of labour, materials and impact on the Company's operations, as well as the risk factors identified in Equinox Gold's Annual Information Form dated December 31, 2018, the joint information circular for the Leagold merger dated December 20, 2019, and in Equinox Gold's year-end MD&A dated February 28, 2020, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. The COVID-19 situation is changing rapidly and Equinox Gold will continue to review and adapt its response protocols as the situation unfolds, following guidelines outlined by the governments of countries within which the Company operates. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2020/19/c3997.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 12:30e 19-MAR-20